UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Xylem Inc.

(Exact name of the registrant as specified in its charter)

Indiana	001-35229	45-2080495
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1 International Drive, Rye Brook, New York	10573
(Address of principle executive offices)	(Zip code)

Claudia S. Toussaint	914-323-5700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Xylem Inc. (the “Company”) has filed a copy of its Conflict Minerals Report for the calendar year ended December 31, 2015 as Exhibit 1.01 to this Specialized Disclosure Form (Form SD). The Conflict Minerals Report is publicly available on the Company’s website at www.xyleminc.com under “Investors – Financial Information – SEC Filings.”

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for calendar year 2015 is filed as Exhibit 1.01 to this Form and is incorporated by reference.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	XYLEM INC.

/s/ Claudia S. Toussaint
Claudia S. Toussaint Senior Vice President, General Counsel & Corporate Secretary